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                              July 22, 2022

       Philip Caramanica
       Secretary & Treasurer
       Alvotech
       1201 Wilson Blvd., Ste. 2130
       Arlington, Virginia 22209

                                                        Re: Alvotech
                                                            Registration
Statement on Form F-1
                                                            Filed July 14, 2022
                                                            File No. 333-266136

       Dear Mr. Caramanica:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed July 14, 2022

       Cover Page

   1. For each of the founder shares and the public warrants, disclose the price that the selling securityholders paid
for such shares and units overlying such securities.
   2. We note your disclosure that you will receive proceeds from the exercise of the Warrants and that the exercise
price of your Warrants is $11.50 per warrant. Please include disclosure that
compares the market price of the ordinary shares underlying the Warrants to the exercise price
of the Warrants. Please also describe the impact on your liquidity and update your
disclosure to address your ability to fund your operations on a prospective basis with
your current cash on hand.
 Philip Caramanica
FirstName
Alvotech LastNamePhilip Caramanica
Comapany
July       NameAlvotech
     22, 2022
July 22,
Page  2 2022 Page 2
FirstName LastName
3. We note your disclosure that based on the closing price of your Ordinary Shares of $7.00 as of July 11, 2022, the Sponsor and other holders of the Founder Shares would experience a potential profit of up to approximately $5.88 per share, or up to approximately $36.73 million in the aggregate. Please also indicate that the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also include appropriate risk factor disclosure.
Risk Factors
Risks Related to Ownership of our Ordinary Shares and our Status as a Public Company
Sales of Ordinary Shares, or the perception of such sales, by us or the Selling Securityholders pursuant to this prospectus . . . ., page 67

4. We note your disclosure on page 68 that the Ordinary Shares being offered for resale pursuant to this prospectus by the Selling Securityholders represent approximately
         6.87% of Alvotech   s outstanding shares as of June 15, 2022. This
appears to conflict with
         your disclosure on the cover page which states the percentage is 84.31%. Please reconcile your disclosure or otherwise advise. Also, to illustrate this risk, revise to disclose the purchase price of the securities being registered for resale. Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 139

5. In light of the significant number of redemptions and the likelihood that the company will not receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s ordinary shares. Your
discussion should
         highlight the fact that Alvogen Lux Holdings and Aztiq Pharma Partners, beneficial owners of 35% and 40% of your outstanding shares, respectively, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Philip Caramanica
Alvotech
July 22, 2022
Page 3

statement.

      You may contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-
3635 with any questions.



                                                       Sincerely,
FirstName LastNamePhilip Caramanica
                                                       Division of Corporation
Finance
Comapany NameAlvotech
                                                       Office of Life Sciences
July 22, 2022 Page 3
cc:       Nicolas H.R. Dumont, Esq.
FirstName LastName